UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

PART I.     FINANCIAL INFORMATION

ITEM 1.     Condensed Consolidated Financial Statements (Unaudited)

INTERNATIONAL GAME TECHNOLOGY PLC

International Game Technology PLC
Condensed Consolidated Balance Sheets
(Unaudited, $ in millions and shares in thousands, except per share amounts)

	Notes	March 31, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents		669	590
Restricted cash and cash equivalents		137	150
Trade and other receivables, net	5	705	670
Inventories, net	6	294	254
Other current assets		460	467
Total current assets		2,264	2,131
Systems, equipment and other assets related to contracts, net		910	899
Property, plant and equipment, net		113	118
Operating lease right-of-use assets		248	254
Goodwill		4,495	4,482
Intangible assets, net		1,340	1,375
Other non-current assets		1,142	1,174
Total non-current assets		8,247	8,302
Total assets		10,511	10,433

Liabilities and shareholders' equity
Current liabilities:
Accounts payable		835	731
Current portion of long-term debt	7	218	61
Short term borrowings	7	54	—
DDI / Benson Matter provision	8	220	220
Other current liabilities		874	837
Total current liabilities		2,200	1,848
Long-term debt, less current portion	7	5,524	5,690
Deferred income taxes		334	305
Operating lease liabilities		234	239
Other non-current liabilities		351	372
Total non-current liabilities		6,443	6,607
Total liabilities		8,644	8,454
Commitments and contingencies	8
Shareholders’ equity
Common stock, par value $0.10 per share; 206,557 shares issued and 199,684 shares outstanding at March 31, 2023; 205,952 shares issued and 199,079 shares outstanding at December 31, 2022		21	21
Additional paid-in capital		2,170	2,199
Retained deficit		(1,141)	(1,164)
Treasury stock, at cost; 6,873 shares at March 31, 2023 and December 31, 2022		(156)	(156)
Accumulated other comprehensive income	10	524	529
Total IGT PLC’s shareholders’ equity		1,417	1,429
Non-controlling interests		450	550
Total shareholders’ equity		1,867	1,979
Total liabilities and shareholders’ equity		10,511	10,433

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Operations
(Unaudited, $ in millions and shares in thousands, except per share amounts)

		For the three months ended March 31,
	Notes	2023	2022
Service revenue	12	846	846
Product sales	12	215	205
Total revenue		1,060	1,051
Cost of services		398	428
Cost of product sales		127	122
Selling, general and administrative		217	193
Research and development		62	57
Total operating expenses		805	799
Operating income	12	255	252
Interest expense, net	7	70	76
Foreign exchange loss (gain), net		26	(3)
Other non-operating expense (income), net		4	(3)
Total non-operating expenses		101	70
Income before provision for income taxes	9	155	182
Provision for income taxes	9	87	65
Net income		67	117
Less: Net income attributable to non-controlling interests		44	38
Net income attributable to IGT PLC	11	23	79

Net income attributable to IGT PLC per common share - basic	11	0.12	0.39
Net income attributable to IGT PLC per common share - diluted	11	0.11	0.39

Weighted-average shares - basic	11	199,684	203,743
Weighted-average shares - diluted	11	201,698	205,166

 The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Comprehensive Income
(Unaudited, $ in millions)

		For the three months ended March 31,
	Notes	2023	2022
Net income		67	117
Foreign currency translation adjustments, net of tax	10	2	12
Unrealized (loss) gain on hedges, net of tax	10	(1)	2
Other comprehensive income, net of tax		1	14
Comprehensive income		68	131
Less: Comprehensive income attributable to non-controlling interests		50	28
Comprehensive income attributable to IGT PLC		18	103

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Cash Flows
(Unaudited, $ in millions)

		For the three months ended March 31,
	Notes	2023	2022
Cash flows from operating activities
Net income		67	117
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		77	74
Amortization		55	47
Amortization of upfront license fees		50	51
Deferred income taxes		28	9
Foreign exchange loss (gain), net		26	(3)
Stock-based compensation		11	10
Other non-cash items, net		6	(4)
Changes in operating assets and liabilities:
Trade and other receivables		(32)	(35)
Inventories		(38)	(25)
Accounts payable		111	18
Accrued interest payable		(20)	(31)
Accrued income taxes		40	49
Other assets and liabilities		(71)	(89)
Net cash provided by operating activities		311	189

Cash flows from investing activities
Capital expenditures		(94)	(73)
Other		3	11
Net cash used in investing activities		(91)	(62)

Cash flows from financing activities
Principal payments on long-term debt	7	(462)	—
Net receipts from financial liabilities		8	43
Net proceeds from (payments of) short-term borrowings		53	(12)
Net proceeds from Revolving Credit Facilities		392	33
Repurchases of common stock		—	(39)
Dividends paid		(40)	(41)
Dividends paid - non-controlling interests		(92)	(98)
Return of capital - non-controlling interests		(10)	(10)
Other		(12)	(7)
Net cash used in financing activities		(163)	(131)
Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents		57	(4)
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents		8	(13)
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period		740	808
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period		805	791
Less: Cash and cash equivalents included within assets held for sale		—	39
Less: Restricted cash and cash equivalents included within assets held for sale		—	67
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period		805	685

Supplemental Cash Flow Information
Interest paid		90	106
Income taxes paid		20	7

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Shareholders’ Equity
(Unaudited, $ in millions)

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total IGT PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2022	21	2,199	(1,164)	(156)	529	1,429	550	1,979

Net income	—	—	23	—	—	23	44	67
Other comprehensive (loss) income, net of tax	—	—	—	—	(5)	(5)	6	1
Total comprehensive income (loss)	—	—	23	—	(5)	18	50	68

Capital increase	—	—	—	—	—	—	26	26
Stock-based compensation	—	11	—	—	—	11	—	11
Return of capital	—	—	—	—	—	—	(27)	(27)
Dividends paid/declared	—	(40)	—	—	—	(40)	(149)	(189)
Balance at March 31, 2023	21	2,170	(1,141)	(156)	524	1,417	450	1,867

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock	Accumulated Other Comprehensive Income	Total IGT PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2021	21	2,329	(1,439)	(41)	412	1,282	689	1,971

Net income	—	—	79	—	—	79	38	117
Other comprehensive income (loss), net of tax	—	—	—	—	24	24	(10)	14
Total comprehensive income	—	—	79	—	24	103	28	131

Stock-based compensation	—	10	—	—	—	10	—	10
Shares issued upon exercise of stock options	—	(2)	—	—	—	(2)	—	(2)
Return of capital	—	—	—	—	—	—	(32)	(32)
Repurchases of common stock	—	—	—	(39)	—	(39)	—	(39)
Dividends paid/declared	—	(41)	—	—	—	(41)	(165)	(205)
Balance at March 31, 2022	21	2,296	(1,360)	(80)	436	1,313	521	1,834

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

1.    Description of Business

International Game Technology PLC (the “Parent”), together with its consolidated subsidiaries (collectively referred to as “IGT PLC,” the “Company,” “we,” “our,” or “us”), is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Digital Gaming and Sports Betting. We operate and provide an integrated portfolio of innovative gaming technology products and services, including: lottery management services, online and instant lottery systems, gaming systems, instant ticket printing, electronic gaming machines, sports betting, digital gaming, and digital lottery.

2.    Summary of Significant Accounting Policies

Basis of Preparation

The accompanying condensed consolidated financial statements and notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, these interim financial statements do not include all of the information and note disclosures required by GAAP for complete financial statements, but reflect all normal recurring adjustments that are, in the opinion of management, necessary for a fair statement of the interim period results. The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by GAAP. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in our annual report on Form 20-F for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission on February 28, 2023 (the “2022 Form 20-F”).

Our condensed consolidated financial statements are stated in millions of United States (“U.S.”) dollars (except share and per share data) unless otherwise indicated, and are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts.

Use of Estimates

The preparation of our condensed consolidated financial statements requires us to make estimates, judgments, and assumptions which affect the reported amounts of assets, liabilities, equity, revenues and expenses, and related disclosure of contingent liabilities. We evaluate our estimates, judgments, and methodologies on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable, the results of which form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenues and expenses. Accordingly, actual results and outcomes could differ from those estimates.

Significant Accounting Policies

There have been no material changes to our significant accounting policies described in Note 2 - Summary of Significant Accounting Policies, in our 2022 Form 20-F.

Accounting Pronouncements

The Company closely monitors all Accounting Standard Updates (ASUs) issued by the Financial Accounting Standards Board and other authoritative guidance. ASUs adopted in 2023 did not have a material impact on the Company’s financial statements, and ASUs to be adopted in future periods are being evaluated and at this point are not expected to have a material impact on the Company’s financial statements.

3.    Revenue Recognition

Contract Balances

Information about contract assets and contract liabilities is as follows:

($ in millions)	March 31, 2023	December 31, 2022	Balance Sheet Classification
Contract assets:
Current	75	69	Other current assets
Non-current	88	81	Other non-current assets
	163	150

Contract liabilities:
Current	(104)	(91)	Other current liabilities
Non-current	(42)	(49)	Other non-current liabilities
	(146)	(139)

The amount of revenue recognized during the three months ended March 31, 2023 that was included in the contract liabilities balance at December 31, 2022 was $22 million. The amount of revenue recognized during the three months ended March 31, 2022 that was included in the contract liabilities balance at December 31, 2021 was $58 million.

Transaction Price Allocated to Remaining Performance Obligations

At March 31, 2023, the transaction price allocated to unsatisfied performance obligations for contracts expected to be greater than one year, or performance obligations for which we do not have a right to consideration from the customer in the amount that corresponds to the value to the customer for our performance completed to date, variable consideration which is not accounted for in accordance with the sales-based or usage-based royalties guidance, or contracts which are not wholly unperformed, is approximately $937 million. Of this amount, we expect to recognize as revenue approximately 34% within the next 12 months, approximately 34% between 13 and 36 months, approximately 15% between 37 and 60 months, and the remaining balance through December 31, 2031.

4.    Leases

We have various arrangements for lottery and gaming equipment under which we are the lessor.

Our lease arrangements typically have lease terms ranging from one month to 4 years. These leases generally meet the criteria for operating lease classification, as the lease payments are typically variable based on a percentage of sales, a percentage of amounts wagered, net win, or a daily fee per active gaming terminal. Our leases generally do not contain variable payments that are dependent on an index or rate (such as the Consumer Price Index or a market interest rate). We provide lessees with the option to extend the lease, which is considered when evaluating lease classification. Lease income from operating leases is included within service revenue in the condensed consolidated statements of operations. Operating lease income was approximately 7% and 6% of total revenue for the three months ended March 31, 2023 and 2022, respectively.

Our sales-type lease arrangements typically have lease terms ranging from one year to 10 years. We provide lessees with the option to extend the lease, which is considered when evaluating lease classification. Lease income from sales-type leases is included within product sales in the condensed consolidated statements of operations. Total sales-type lease income was approximately 1% of total revenue for the three months ended March 31, 2023 and 2022. Sales-type lease receivables are included within customer financing receivables, net, which are a component of other current assets and other non-current assets within the condensed consolidated balance sheets. Additional information on customer financing receivables is included in Note 5 – Receivables.

5.    Receivables

Trade and Other Receivables, net

Trade and other receivables are recorded at amortized cost, net of allowance for credit losses, and represent a contractual right to receive money on demand or on fixed or determinable dates that are typically short-term with payment due in 90 days or less.

($ in millions)	March 31, 2023	December 31, 2022
Trade and other receivables, gross	715	680
Allowance for credit losses	(10)	(11)
Trade and other receivables, net	705	670

The following table presents the activity in the allowance for credit losses:

	For the three months ended March 31,
($ in millions)	2023	2022
Balance at beginning of period	(11)	(15)
Provisions, net	—	1
Balance at end of period	(10)	(14)

We enter into various factoring agreements with third-party financial institutions to sell certain of our trade receivables. We factored trade receivables of $100 million and $266 million during the three months ended March 31, 2023 and year ended December 31, 2022, respectively, under these factoring arrangements, which reduced trade receivables. The cash received from these arrangements is reflected as net cash provided by operating activities in the condensed consolidated statements of cash flows. In certain of these factoring arrangements, for ease of administration, we will collect customer payments related to the factored trade receivables, which we then remit to the financial institutions. At March 31, 2023 and December 31, 2022, we had $136 million and $126 million, respectively, that was collected on behalf of the financial institutions and recorded as other current liabilities in the condensed consolidated balance sheets. The net cash flows relating to these collections are reported as financing activities in the condensed consolidated statements of cash flows.

Customer Financing Receivables, net

Customers' payment terms for customer financing receivables are confirmed with a written financing contract, lease contract, or promissory note and a security agreement is typically signed by the parties granting the Company a security interest in the related products sold or leased. Customer financing interest income is recognized based on market rates prevailing at issuance.

Customer financing receivables are recorded at amortized cost, net of any allowance for credit losses, and are classified in the condensed consolidated balance sheets as follows:

	March 31, 2023			December 31, 2022
($ in millions)	Current Assets	Non-Current Assets	Total	Current Assets	Non-Current Assets	Total
Customer financing receivables, gross	185	81	266	184	87	271
Allowance for credit losses	(43)	(9)	(52)	(42)	(11)	(52)
Customer financing receivables, net	143	71	214	143	76	219

The following table presents the activity in the allowance for credit losses:

	For the three months ended March 31,
($ in millions)	2023	2022
Balance at beginning of period	(52)	(71)
Provisions, net	1	(1)
Amounts written off as uncollectible	(1)	—
Balance at end of period	(52)	(72)

The Company’s customer financing receivable portfolio is composed of customers primarily within the Global Gaming segment. We internally assess the credit quality of customer financing receivables using a number of factors, including, but not limited to, credit scores obtained from external providers, trade references, bank references, and historical experience. Risk profiles differ based on customer location and are pooled as North America, Latin America and the Caribbean (“LAC”), and Europe, Middle East and Africa and Asia Pacific (“EMEA & APAC”).

The customer financing receivables at amortized cost by year of origination and the geography credit quality indicator at March 31, 2023 are as follows:

	Year of Origination
($ in millions)	2023	2022	2021	2020	Prior	Total
North America	13	31	7	12	5	68
LAC	10	22	12	5	78	128
EMEA & APAC	8	30	16	6	10	70
	32	83	35	23	93	266

The past due balance, which represents installments that are one day or more past their contractual due date, of customer financing receivables at amortized cost and the geography credit quality indicator at March 31, 2023 is as follows:

($ in millions)	North America	LAC	EMEA & APAC	Total
Past due	1	44	15	60
Short-term portion not yet due	41	55	29	125
Long-term portion not yet due	26	29	26	81
	68	128	70	266

6.    Inventories, net

($ in millions)	March 31, 2023	December 31, 2022
Raw materials	197	165
Work in progress	19	24
Finished goods	99	87
Inventories, gross	315	276
Obsolescence reserve	(22)	(22)
Inventories, net	294	254

7.    Debt

The Company’s long-term debt obligations consist of the following:

	March 31, 2023			December 31, 2022
($ in millions)	Principal	Debt issuance cost, net	Total	Principal	Debt issuance cost, net	Total
3.500% Senior Secured Euro Notes due July 2024	122	—	122	320	(1)	319
6.500% Senior Secured U.S. Dollar Notes due February 2025	500	(2)	498	700	(3)	697
4.125% Senior Secured U.S. Dollar Notes due April 2026	750	(5)	745	750	(5)	745
3.500% Senior Secured Euro Notes due June 2026	816	(4)	812	800	(4)	796
6.250% Senior Secured U.S. Dollar Notes due January 2027	750	(4)	746	750	(4)	746
2.375% Senior Secured Euro Notes due April 2028	544	(3)	541	533	(3)	530
5.250% Senior Secured U.S. Dollar Notes due January 2029	750	(5)	745	750	(5)	745
Senior Secured Notes	4,231	(23)	4,208	4,603	(26)	4,578

Euro Term Loan Facilities due January 2027	870	(9)	861	1,067	(9)	1,058
Revolving Credit Facility A due July 2027	—	—	—	65	(10)	55
Revolving Credit Facility B due July 2027	464	(9)	455	—	—	—
Long-term debt	5,565	(41)	5,524	5,735	(45)	5,690

5.350% Senior Secured U.S. Dollar Notes due October 2023	—	—	—	61	—	61
Euro Term Loan Facilities due January 2027	218	—	218	—	—	—
Current portion of long-term debt	218	—	218	61	—	61

Short-term borrowings	54	—	54	—	—	—

Total debt	5,837	(41)	5,796	5,795	(45)	5,750

At March 31, 2023 and December 31, 2022, $10 million and $9 million, respectively, of debt issuance costs, net for the Revolving Credit Facilities with no outstanding borrowings, are recorded as other non-current assets in the condensed consolidated balance sheets.

The principal amount of long-term debt maturing over the next five years and thereafter as of March 31, 2023 is as follows ($ in millions):

Year	U.S. Dollar Denominated	Euro Denominated	Total
2024	—	339	339
2025	500	218	717
2026	750	1,033	1,783
2027	992	657	1,649
2028	—	544	544
2029 and thereafter	750	—	750
Total principal amounts	2,992	2,791	5,783

At March 31, 2023 and December 31, 2022, we were in compliance with all covenants under our debt agreements.

Senior Secured Notes

On March 16, 2023, the Parent redeemed €188 million ($202 million) of the 3.500% Senior Secured Euro Notes due July 2024 (the “3.500% Notes”) for total consideration, excluding interest, of €188 million. The Parent also redeemed $200 million of the 6.500% Senior Secured U.S. Dollar Notes due February 2025 (the “6.500% Notes”) for total consideration, excluding interest, of $203 million. The Company recorded a $1 million loss on extinguishment of debt in connection with the redemption of the 3.500% Notes and a $3 million loss on extinguishment of debt in connection with the redemption of the 6.500% Notes, which is classified in other non-operating expense (income), net in the condensed consolidated statements of operations for the three months ended March 31, 2023.

On March 13, 2023, the Moody’s rating increased to Ba1 and on February 2, 2023, Fitch Ratings, Inc. assigned a long-term issuer rating of BB+ and a rating of BBB- to our long-term senior secured debt.

On January 23, 2023, International Game Technology redeemed the 5.350% Senior Secured U.S. Dollar Notes due October 2023 in full pursuant to the exercise of the make-whole call option for $61 million, excluding interest.

Fair Value of Debt

Debt is categorized within Level 2 of the fair value hierarchy. Senior Secured Notes are valued using quoted market prices or dealer quotes for the identical financial instrument when traded as an asset in markets that are not active. All other debt is valued using current interest rates, excluding the effect of debt issuance costs and any short-term borrowings.

($ in millions)	March 31, 2023	December 31, 2022
Carrying value	5,742	5,750
Fair value	5,630	5,576

Interest Expense, net

	For the three months ended March 31,
($ in millions)	2023	2022
Senior Secured Notes	55	65
Term Loan Facilities	10	6
Revolving Credit Facilities	6	6
Other	2	2
Interest expense	74	79
Interest income	(4)	(3)
Interest expense, net	70	76

8.     Commitments and Contingencies

Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business or its other business activities. Licenses are also subject to legal challenges by competitors seeking to annul awards made to the Company. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to the Company’s ongoing operations. At March 31, 2023, outstanding liabilities for all legal proceedings, including those discussed in detail below, were $232 million of which $220 million was related to Adrienne Benson and Mary Simonson, individually and on behalf of all others similarly situated v. Double Down Interactive LLC, et al. (the “DDI / Benson Matter provision”). As previously disclosed, in November, 2022, the Company placed $50 million in escrow, resulting in $220 million as a remaining accrual for the DDI / Benson Matter provision as of March 31, 2023 in the condensed consolidated balance sheets. With respect to legal proceedings where we have determined that an incremental loss is reasonably possible but we are unable to determine an estimate of that reasonably possible loss in excess of amounts already accrued, no additional amounts have been accrued, given the uncertainties of litigation and the inherent difficulty of predicting the outcome of legal proceedings.

Texas Fun 5’s Instant Ticket Game

IGT Global Solutions Corporation (formerly GTECH Corporation) is party to four lawsuits in Texas state court arising out of the Fun 5’s instant ticket game sold by the Texas Lottery Commission (“TLC”) from September 14, 2014 to October 21, 2014. Plaintiffs allege each ticket’s instruction for Game 5 provided a 5x win (five times the prize box amount) any time the “Money Bag” symbol was revealed in the “5X BOX”. However, TLC awarded a 5x win only when (1) the “Money Bag” symbol was revealed and (2) three symbols in a pattern were revealed.

(a)Steele, James et al. v. GTECH Corp., filed on December 9, 2014 in Travis County (No. D1GN145114). Through intervenor actions, over 1,200 plaintiffs claim damages in excess of $600 million, as alleged via discovery. GTECH Corporation’s plea to the jurisdiction for dismissal based on sovereign immunity was denied. GTECH Corporation appealed. The appellate court ordered that Plaintiffs’ sole remaining claim should be reconsidered. On April 27, 2018, this and a related matter were appealed to the Texas Supreme Court, which heard arguments on December 3, 2019. On June 12, 2020, the Texas Supreme Court ruled that Plaintiffs could proceed with their fraud allegations in the lower court; all other claims were dismissed. On March 26, 2021, October 29, 2021, and February 3, 2022 (two motions), GTECH Corporation filed motions for summary judgment. One such motion was denied on February 25, 2022, while the other three remain pending. In April 2023, pursuant to court ordered mediation, the Company advanced confidential settlement negotiations regarding this matter, and we anticipate settling on a mutually confidential basis with all, or a significant majority of, plaintiffs for an amount which is not material to the Company’s results of operations, financial position or cash flows and is expected to be paid with cash on hand. Given the large number of plaintiffs, some plaintiffs may continue to pursue their case and perhaps proceed to trial on their claims.
(b)Guerra, Esmeralda v. GTECH Corp. et al., filed on June 10, 2016 in Hidalgo County (No. C277716B). Plaintiff claims damages in excess of $0.5 million. Trial is currently scheduled for July 10, 2023.
(c)Wiggins, Mario & Kimberly v. IGT Global Solutions Corp., filed on September 7, 2016 in Travis County (No. D1GN16004344). Plaintiffs claims damages in excess of $1 million.
(d)Campos, Osvaldo Guadalupe et al. v. GTECH Corp., filed on October 20, 2016 in Travis County (No. D1GN16005300). Plaintiffs claim damages in excess of $1 million.

We dispute the claims made in each of these cases and continue to defend against these lawsuits.

The Company will continue to monitor these matters and may adjust its disclosure and accrual in accordance with its Process for Disclosure and Recording of Liabilities Related to Legal Proceedings as described in Note 2 - Summary of Significant Accounting Policies, in our 2022 Form 20-F.

9.    Income Taxes

	For the three months ended March 31, (1)
($ in millions, except percentages)	2023	2022
Income before provision for income taxes	155	182
Provision for income taxes	87	65
Effective income tax rate	56.5%	35.5%
(1) Determined using an estimated annual effective income tax rate.
The effective income tax rate for the three months ended March 31, 2023 of 56.5% differed from the U.K. statutory rate of 23.5% primarily due to foreign rate differential, valuation allowance related to our business interest expense limitation carryforward, losses with no tax benefit and the impact of the international provisions of the U.S. Tax Cuts and Jobs Act of 2017 (the “Tax Act”).

The effective income tax rate for the three months ended March 31, 2022 of 35.5% differed from the U.K. statutory rate of 19.0% primarily due to foreign rate differential, valuation allowance related to our business interest expense limitation carryforward, losses with no tax benefit, and the impact of the international provisions of the Tax Act.

At March 31, 2023 and December 31, 2022, we had reserves for uncertain tax positions of $28 million and $27 million, respectively.

At March 31, 2023 and December 31, 2022, interest and penalties were accrued for uncertain tax positions of $26 million and $25 million, respectively.

The Company’s Italian corporate income tax returns for the calendar years ended December 31, 2015 through December 31, 2019 are under examination. On October 19, 2020, the Italian Tax Authorities issued a final audit report for calendar year 2015. The Company filed a defense memorandum with the Italian Tax Authorities on May 29, 2021 rejecting all findings. On December 9, 2021, the Company received a tax assessment notice for €15 million relating to calendar year 2015. On March 21, 2023, the Company received a tax assessment notice for €27 million relating to calendar year 2016. The Company plans to file an appeal with the Italian Tax Court relating to calendar year 2016.

10.    Shareholders' Equity

Dividends

In the first quarter of 2023, the Board of Directors of the Parent (the “Board”) declared and paid a quarterly cash dividend of $0.20 per share.

On May 5, 2023, the Board declared a quarterly cash dividend of $0.20 per share. The dividend, of approximately $40 million, is payable on June 8, 2023, to shareholders of record at the close of business on May 25, 2023. The ex-dividend date is May 24, 2023. Future dividends are subject to Board approval.

Accumulated Other Comprehensive Income (“AOCI”)

The following tables detail the changes in AOCI:

	For the three months ended March 31, 2023
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at December 31, 2022	477	(7)	4	474	55	529
Change during period	2	(2)	—	—	(6)	(6)
OCI	2	(1)	—	1	(6)	(5)
Balance at March 31, 2023	479	(8)	4	475	49	524

	For the three months ended March 31, 2022
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at December 31, 2021	387	(6)	3	384	28	412
Change during period	12	2	—	13	10	23
Reclassified to operations (1)	1	—	—	1	—	1
OCI	12	2	—	14	10	24
Balance at March 31, 2022	399	(4)	3	397	39	436
(1) Foreign currency translation adjustments related to liquidated subsidiaries were reclassified into foreign exchange loss (gain), net on the condensed consolidated statements of operations.

11.    Earnings Per Share

The following table presents the computation of basic and diluted income per share of common stock:

	For the three months ended March 31,
($ in millions and shares in thousands, except per share amounts)	2023	2022
Numerator:
Net income attributable to IGT PLC	23	79

Denominator:
Weighted-average shares - basic	199,684	203,743
Incremental shares under stock-based compensation plans	2,014	1,423
Weighted-average shares - diluted	201,698	205,166

Net income attributable to IGT PLC per common share - basic	0.12	0.39
Net income attributable to IGT PLC per common share - diluted	0.11	0.39

There were nominal stock options and unvested restricted stock awards excluded from the computation of diluted earnings per share for the three months ended March 31, 2023 and 2022 because including them would have had an antidilutive effect.

12.    Segment Information

Our organizational structure focuses on three business segments: Global Lottery, Global Gaming, and PlayDigital, along with a streamlined corporate support function. We report segmented information based on internal reporting reviewed by the chief operating decision maker for allocating resources and assessing performance.

Segment information is as follows:

	For the three months ended March 31, 2023
($ in millions)	Global Lottery	Global Gaming	PlayDigital	Business Segments Total	Corporate and Other	Total IGT PLC
Operating and facilities management contracts	590	—	—	590	—	590
Gaming terminal services	—	129	—	129	—	129
PlayDigital services	—	—	55	55	—	55
Systems, software, and other	12	60	—	72	—	72
Service revenue	602	189	55	846	—	846

Lottery products	22	—	—	22	—	22
Gaming terminals	—	135	—	135	—	135
Other	—	57	—	57	—	57
Product sales	22	192	—	215	—	215
Total revenue	624	381	55	1,060	—	1,060

Operating income (loss)	240	69	14	323	(68)	255
Depreciation and amortization (1)	48	39	3	91	42	133
(1) Depreciation and amortization excludes amortization of upfront license fees of $50 million.

	For the three months ended March 31, 2022
($ in millions)	Global Lottery	Global Gaming	PlayDigital	Business Segments Total	Corporate and Other	Total IGT PLC
Operating and facilities management contracts	551	—	—	551	—	551
Gaming terminal services	—	108	—	108	—	108
PlayDigital services	—	—	47	47	—	47
Systems, software, and other	84	58	—	141	—	141
Service revenue	635	165	47	846	—	846

Lottery products	45	—	—	45	—	45
Gaming terminals	—	104	—	104	—	104
Other	—	55	—	56	—	56
Product sales	45	160	—	205	—	205
Total revenue	680	325	47	1,051	—	1,051

Operating income (loss)	252	52	13	316	(64)	252
Depreciation and amortization (1)	51	29	4	83	39	122
(1) Depreciation and amortization excludes amortization of upfront license fees of $51 million.

Item 2.     Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Condensed Consolidated Financial Statements, including the notes thereto, included in this report, as well as “Item 5. Operating and Financial Review and Prospects” and “Item 18. Financial Statements” in the Company's 2022 Form 20-F.

The following discussion includes information for the three months ended March 31, 2023 and 2022. Amounts reported in millions are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. Percentages presented are calculated from the underlying unrounded amounts.

The following discussion includes certain forward-looking statements. Actual results may differ materially from those discussed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this report and in “Item 3.D. Risk Factors” and “Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995” included in the Company's 2022 Form 20-F. As used in this Item 2, the terms “we,” “our,” “us,” and the “Company” refer to International Game Technology PLC together with its consolidated subsidiaries.

Business Overview

The Company is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Digital Gaming and Sports Betting. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, the Company’s solutions deliver gaming experiences that responsibly engage players and drive growth. The Company has a well-established local presence and relationships with governments and regulators around the world, and creates value by adhering to the highest standards of service, integrity, and responsibility.

We manage and report our operating results through three business segments: Global Lottery, Global Gaming, and PlayDigital, along with a streamlined corporate support function. The Company’s operations for the periods presented herein are discussed accordingly.

Key Factors Affecting Operations and Financial Condition

The Company’s worldwide operations can be affected by industrial, economic, and political factors on both a regional and global level. The recent bank failures and the associated bank crisis, the conflict between Russia and Ukraine, the tightening of monetary policy by central banks and other macroeconomic factors have caused disruptions and uncertainty in the global economy, including rising interest rates, increased inflationary pressures, foreign exchange rate fluctuations, potential cybersecurity risks, and exacerbated supply chain challenges. However, these events did not have a material impact on our supply chain or our results of operations during the three months ended March 31, 2023. The extent to which our business, or the business of our suppliers or manufacturers, will be impacted in the future is unknown. We will continue to monitor the effects of these events on our business and our results of operations. The following are the principal factors which have affected the Company’s results of operations and financial condition and/or which may affect results of operations and financial condition for future periods.

Critical Accounting Estimates

The Company’s consolidated financial statements are prepared in conformity with GAAP which require the use of estimates, judgments, and assumptions that affect the carrying amount of assets and liabilities and the amounts of income and expenses recognized. The estimates and underlying assumptions are based on information available at the date that the financial statements are prepared, on historical experience, judgments, and assumptions considered to be reasonable and realistic. There have been no material changes to the critical accounting estimates previously disclosed in the Company’s 2022 Form 20-F.

The areas that require greater subjectivity of management in making estimates and judgments and where a change in such underlying assumptions could have a significant impact on the Company’s consolidated financial statements are fully described in “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—Note 2. Summary of Significant Accounting Policies” included herein.

Results of Operations

Comparison of the three months ended March 31, 2023 and 2022

Total revenue

	For the three months ended March 31,
	2023		2022		Change
($ in millions)	$	% of Revenue	$	% of Revenue	$	%
Total service revenue	846	80	846	81	(1)	—
Total product sales	215	20	205	19	10	5
Total revenue	1,060	100	1,051	100	9	1

Total revenue for the three months ended March 31, 2023 increased $9 million, or 1%, to $1,060 million from $1,051 million for the prior corresponding period. The increase was due to service and product growth in our Global Gaming and PlayDigital segments, partially offset by $70 million in the prior corresponding period contributed by the Italian Commercial Services business that was sold in September 2022 and unfavorable foreign currency impacts primarily related to the euro of $18 million. Total revenue increased 10%, or $98 million, excluding the contribution from the Italian Commercial Services business and unfavorable foreign currency.

See “Segment Operating Results” section below for further discussion related to the principal drivers of changes to Total revenue

Operating expenses

	For the three months ended March 31,
	2023		2022		Change
($ in millions)	$	% of Service Revenue	$	% of Service Revenue	$	%
Cost of services	398	47	428	51	(30)	(7)

Cost of services for the three months ended March 31, 2023 decreased $30 million, or 7%, from the prior corresponding period primarily attributable to our Global Lottery segment experiencing a $48 million decrease in point of sale (“POS”) fees due to the disposal of the Italian commercial services business partially offset by $6 million increase in POS consumables used in providing instant and draw-based game sales. Additionally, within our Global Gaming segment, depreciation and amortization expense increased $10 million due primarily to amortization expense related to a multi-year license agreement of intellectual property entered into in December 2022 partially offset by a $7 million reduction in usage-based royalties. As a percentage of service revenue, cost of services decreased by approximately 350 basis points in total. The overall increase in gross service margins was $29 million with gross margin as a percentage of service revenue increasing 350 basis points, 220 basis points, and 480 basis points in our Global Lottery, Global Gaming, and PlayDigital segments, respectively.

	For the three months ended March 31,
	2023		2022		Change
($ in millions)	$	% of Product Revenue	$	% of Product Revenue	$	%
Cost of product sales	127	59	122	60	5	4

Cost of product sales increased $5 million, or 4%, from the prior corresponding period, primarily as a result of a $10 million increase in total product sales. Cost of product sales as a percentage of product sales remained relatively flat, decreasing by approximately 20 basis points.

	For the three months ended March 31,
	2023		2022		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Selling, general and administrative	217	20	193	18	24	12

Selling, general and administrative increased $24 million, or 12%, from the prior corresponding period. This increase was primarily attributable to an increase associated with payroll, benefits, and incentive compensation in Global Gaming and

Corporate and Other, increases in travel and marketing in Corporate and Other with the return of gaming shows, as well as increased legal accruals in Global Lottery.

	For the three months ended March 31,
	2023		2022		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Research and development	62	6	57	5	5	10

Research and development increased $5 million, or 10%, from the prior corresponding period primarily due to a $6 million increase in payroll and benefits.

Non-operating expenses

	For the three months ended March 31,
	2023		2022		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Interest expense, net	70	7	76	7	(6)	(8)
Foreign exchange loss (gain), net	26	2	(3)	—	29	> 200
Other non-operating expense (income), net	4	—	(3)	—	7	> 200
Total non-operating expenses	101	9	70	7	30	43

Interest expense, net decreased $6 million, or 8%, from the prior corresponding period. This decrease was primarily due to the Company maintaining a lower average balance in our Senior Secured Notes compared to the prior corresponding period.

Foreign exchange loss (gain), net was a $26 million loss, compared to a $3 million gain for the prior corresponding period. Foreign exchange loss (gain), net is principally related to fluctuations in the euro to U.S. dollar exchange rate on internal and external debt.

Other non-operating expense (income), net was $4 million of expense, compared to $3 million income for the prior corresponding period. During the three months ended March 31, 2023, the Company recognized $4 million in losses on extinguishment of debt.

Provision for income taxes

	For the three months ended March 31,
	2023		2022		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Provision for income taxes	87	8	65	6	23	35

The increase in the provision for income taxes for the three months ended March 31, 2023 was primarily driven by a higher valuation allowance related to our business interest expense limitation carryforward, the impact of the international provisions of the U.S. Tax Cuts and Jobs Act of 2017, partially offset by lower pre-tax income.

Segment Operating Results

Global Lottery

Revenues and Key Performance Indicators

Service revenue

	For the three months ended March 31,		Change
($ in millions)	2023	2022	$	%
Operating and facilities management contracts	590	551	39	7
Systems, software, and other	12	84	(72)	(85)
Total service revenue	602	635	(32)	(5)

	For the three months ended March 31,
(% on a constant-currency basis)	2023	2022
Global same-store sales growth (%)
Instant ticket & draw games	4.8%	(6.7)%
Multi-jurisdiction jackpots	48.2%	(40.0)%
Total	8.0%	(10.3)%

North America & Rest of world same-store sales growth (%)
Instant ticket & draw games	3.2%	(3.9)%
Multi-jurisdiction jackpots	48.2%	(40.0)%
Total	7.4%	(9.0)%

Italy same-store sales growth (%)
Instant ticket & draw games	10.3%	(14.5)%

Operating and facilities management contracts revenue for the three months ended March 31, 2023 increased $39 million, or 7%, from the prior corresponding period. This increase was primarily the result of a $35 million increase in instant, draw-based, and multi-jurisdiction jackpot ticket sales that experienced an 8.0% increase in global same-store sales in the aggregate. Global same-store sales for multi-jurisdiction jackpot ticket sales experienced a 48.2% increase, primarily attributable to elevated jackpot levels in the United States.

Systems, software, and other revenue for the three months ended March 31, 2023 decreased by $72 million, or 85%, from the prior corresponding period primarily due to the sale of our Italian commercial services business on September 14, 2022.

Product sales

	For the three months ended March 31,		Change
($ in millions)	2023	2022	$	%
Lottery products	22	45	(23)	(51)
Total product sales	22	45	(23)	(51)

Lottery products revenue for the three months ended March 31, 2023 decreased $23 million, or 51%, from the prior corresponding period, principally due to higher sales experienced in the prior corresponding period for terminal and system deliveries related to the contract renewal with the Poland Lottery as well as a decrease in global printing operations revenue due primarily to the timing of customer deliveries.

Operating Margins

	For the three months ended March 31,		Change
($ in millions)	2023	2022	$ / Basis Points (“bps”)		%
Gross margin
Service	313	308	5		2
% of service revenue	52%	48%	340	bps
Product	7	16	(8)		(53)
% of product sales	34%	35%	(130)	bps

Gross margin on service revenue increased to 52% from 48% for the prior corresponding period primarily as a result of increased Operating and facilities management contracts revenue as discussed above and decreased Systems, software, and other revenue from the former Italy commercial services business where margins were typically lower as a result of the POS fees. As the Global Lottery segment has a high percentage of fixed-costs, gross margin increases as sales increase.

Gross margin on product sales for the three months ended March 31, 2023 decreased $8 million from the prior corresponding period primarily related to product mix.

	For the three months ended March 31,		Change
($ in millions)	2023	2022	$ / Basis Points (“bps”)		%
Operating income	240	252	(12)		(5)
Operating margin	38%	37%	140	bps

Segment operating margin increased primarily as a result of increased Operating and facilities management contracts revenue coupled with the decrease in lower margin systems, software, and other revenue and product sales compared with the prior corresponding period as discussed above.

Global Gaming

Revenues and Key Performance Indicators

Service revenue

	For the three months ended March 31,		Change
($ in millions, except yields)	2023	2022	$	%
Gaming terminal services	129	108	22	20
Systems, software, and other	60	58	2	3
Total service revenue	189	165	24	14

	For the three months ended March 31,		Change
	2023	2022	Units / $	%
Installed base units
Total installed base units	50,902	48,379	2,523	5

Total yields(1)	$30.13	$28.19	$1.94	7
(1) Total yields represent revenue per day for the average installed base units. Installed base units included active and inactive units deployed to a customer location
Gaming terminal services revenue for the three months ended March 31, 2023 increased $22 million, or 20%, from the prior corresponding period. This increase was primarily driven by a 7% increase in yields, principally as a result of increased demand coupled with a 5% increase in installed base units.

Systems, software, and other revenue for the three months ended March 31, 2023 increased $2 million, or 3%, from the prior corresponding period principally related to an increase in systems maintenance and software royalty revenue.

Product sales

	For the three months ended March 31,		Change
($ in millions, except yields)	2023	2022	$	%
Gaming terminals	135	104	31	30
Gaming other	57	55	2	4
Total product sales	192	160	33	21

	For the three months ended March 31,		Change
	2023	2022	Units / $	%
Global machine units sold
Total machine units sold	8,272	7,176	1,096	15

Gaming terminals for the three months ended March 31, 2023 increased $31 million, or 30%, from the prior corresponding period. This increase was primarily associated with an increase of 1,096 in machine units sold, primarily driven by new and expansion machine units in the United States and Canada, at a 12% higher average selling price than those in the prior corresponding period.

Gaming other for the three months ended March 31, 2023 increased $2 million, or 4%, from the prior corresponding period, principally related to a $7 million increase in poker site licenses and $5 million increase in game conversion sales partially offset by an $8 million decrease in intellectual property revenues associated with patent cross-licensing agreements tied to remote game server solutions and game features.

Operating Margins

	For the three months ended March 31,		Change
($ in millions)	2023	2022	$ / bps		%
Gross margin
Service	108	91	17		19
% of service revenue	57%	55%	220	bps
Product	81	68	13		19
% of product sales	42%	43%	(60)	bps

Gross margin on service revenue for the three months ended March 31, 2023 increased to 57% from 55% for the prior corresponding period primarily resulting from increased operating leverage due to higher yields in our total installed base units, growth of the overall installed base, and more active units available to players.

Gross margin on product sales for the three months ended March 31, 2023 decreased to 42% from 43% for the prior corresponding period principally as a result of product mix and the current period recognition of higher inventory costs incurred in the latter half of the prior year given scarcity of certain parts and inbound freight costs.

	For the three months ended March 31,		Change
($ in millions)	2023	2022	$ / bps		%
Operating income	69	52	18		34
Operating margin	18%	16%	220	bps

Operating margin for the three months ended March 31, 2023 increased to 18% from 16% for the prior corresponding period primarily due to an increase in revenues of $57 million resulting from the segment’s continuing recovery from the effects of COVID-19 and strong game performance. Increased unit sales, poker licensing sales, and higher yields on our installed base units improved operating leverage as the business continues to return to pre-pandemic scale.

PlayDigital

Revenues and Key Performance Indicators

Service Revenue

	For the three months ended March 31,		Change
($ in millions)	2023	2022	$	%
PlayDigital services	55	47	8	17
Total service revenue	55	47	8	17

PlayDigital services revenue for the three months ended March 31, 2023 increased $8 million, or 17%, from the prior corresponding period, principally related to a $9 million contribution from the acquisition of iSoftBet, a $7 million increase in iCasino revenues fully offset by $10 million in larger jackpot reserve requirements, and $2 million of expansion into new jurisdictions and growth in existing markets from sports betting solutions.

Operating Margins

	For the three months ended March 31,		Change
($ in millions)	2023	2022	$ / bps		%
Gross margin
Service	39	31	8		25
% of service revenue	71%	67%	480	bps

Gross margin on service revenue for the three months ended March 31, 2023 increased to 71% from 67% for the prior corresponding period primarily driven by higher service revenues and increased operating leverage.

	For the three months ended March 31,		Change
($ in millions)	2023	2022	$ / bps		%
Operating income	14	13	1		9
Operating margin	26%	28%	(190)	bps

Operating margin for the three months ended March 31, 2023 decreased to 26% from 28% for the prior corresponding period primarily driven by the higher levels of jackpot reserves, increased investments in research & development, and increased sales and administrative costs to support growth.

Liquidity and Capital Resources

Overview

The Company’s business is capital intensive and requires liquidity to meet its obligations and fund growth. Historically, the Company’s primary sources of liquidity have been cash flows from operations and, to a lesser extent, cash proceeds from financing activities, including amounts available under the Revolving Credit Facilities. In addition to general working capital and operational needs, the Company’s liquidity requirements arise primarily from its need to meet debt service obligations and to fund capital expenditures and upfront license fee payments. The Company also requires liquidity to fund acquisitions and associated costs. The Company’s cash flows generated from operating activities together with cash flows generated from financing activities have historically been sufficient to meet the Company's liquidity needs.

The Company believes its ability to generate cash from operations to reinvest in its business, primarily due to the long-term nature of its contracts, is one of its fundamental financial strengths. Combined with funds currently available and committed borrowing capacity, the Company expects to have sufficient liquidity to meet its financial obligations in the ordinary course of business for the next 12 months from the date of issuance of these condensed consolidated financial statements and for the longer-term period thereafter.

The cash management, funding of operations, and investment of excess liquidity are centrally coordinated by a dedicated treasury team with the objective of ensuring effective and efficient management of funds.

At March 31, 2023 and December 31, 2022, the Company's total available liquidity was as follows, respectively:

($ in millions)	March 31, 2023	December 31, 2022
Revolving Credit Facilities	1,439	1,822
Cash and cash equivalents	669	590
Total Liquidity	2,108	2,412

The Revolving Credit Facilities are subject to customary covenants (including maintaining a minimum ratio of EBITDA to total net interest costs and a maximum ratio of total net debt to EBITDA) and events of default, none of which are expected to impact the Company’s liquidity or capital resources.

The Company completed multiple debt transactions in 2023 and 2022. Refer to “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—7. Debt” included herein for further discussion of these transactions as well as information regarding the Company’s other debt obligations, including the maturity profile of borrowings and committed borrowing facilities.

At March 31, 2023 and December 31, 2022, approximately 28% and 20% of the Company’s net debt portfolio was exposed to interest rate fluctuations, respectively. The Company’s exposure to floating rates of interest primarily relates to the Euro Term Loan Facilities due January 2027 and the Revolving Credit Facilities.

The following table summarizes the Company’s USD equivalent cash balances by currency:

	March 31, 2023		December 31, 2022
($ in millions)	$	%	$	%
Euros	409	61	312	53
U.S. dollars	129	19	147	25
Other currencies	131	20	131	22
Total Cash	669	100	590	100

The Company maintains its cash deposits in a diversified portfolio of global banks, the majority of which are considered Global Systemically Important Banks. The Company holds an immaterial amount of cash in countries where there may be restrictions on transfer due to regulatory or governmental bodies.

At March 31, 2023, we did not have any significant changes to off-balance sheet arrangements from those disclosed within our 2022 Form 20-F. Additionally, there have been no material changes to our contractual obligations disclosed under “Item 5.B. Liquidity and Capital Resources” in our 2022 Form 20-F.

Cash Flow Summary

The following tables summarize the condensed consolidated statements of cash flows. A complete condensed consolidated statement of cash flows is provided in the Condensed Consolidated Financial Statements included herein.
Cash Flow - Operating Activities

	For the three months ended March 31,
($ in millions)	2023	2022	$ Change
Net cash provided by operating activities	311	189	122

Non-cash adjustments to net income for the three months ended March 31, 2023 were $253 million, compared to $185 million for the prior corresponding period. The principal drivers of the increase in non-cash adjustments were related to unfavorable changes in foreign exchange of $29 million, $19 million in additional deferred income taxes, an increase in depreciation and amortization of $10 million, and a $4 million loss on the extinguishment of debt recognized in the current period.

Changes in operating assets and liabilities resulted in cash outflows of $9 million and $114 million for the three months ended March 31, 2023 and 2022, respectively, primarily due to timing of invoicing and payment remittance for trade payables in Italy and a reduction in interest payments.

Cash Flow - Investing Activities

	For the three months ended March 31,
($ in millions)	2023	2022	$ Change
Net cash used in investing activities	(91)	(62)	(29)

During the three months ended March 31, 2023, the Company used $91 million of net cash for investing activities, an increase of $29 million from the prior corresponding period, principally due to a $21 million increase in capital expenditures.

Cash Flow - Financing Activities

	For the three months ended March 31,
($ in millions)	2023	2022	$ Change
Net cash used in financing activities	(163)	(131)	(32)

During the three months ended March 31, 2023, cash flows used in financing activities primarily included principal payments on long-term debt of $462 million, dividends paid and capital returned to non-controlling interests of $101 million, and dividends paid to shareholders of $40 million. These cash outflows were partially offset by net proceeds from Revolving Credit Facilities of $392 million and short-term borrowings of $53 million.

During the three months ended March 31, 2022, cash flows used in financing activities primarily included dividends paid and capital returned to non-controlling interests of $108 million, dividends paid to shareholders of $41 million, repurchases of common stock of $39 million, and net repayments of short-term borrowings of $12 million. These cash outflows were partially offset by net receipts from financial liabilities related to our factoring program of $43 million and net proceeds from Revolving Credit Facilities of $33 million.

Dividends

Our Board of Directors authorized the following cash dividends:.

	For the three months ended March 31,
($ in millions, except per share amounts)	2023	2022
Dividends paid per share of common stock	$0.20	$0.20
Total dividends paid	40	41

On May 5, 2023, the Board declared a quarterly cash dividend of $0.20 per share. The dividend, of approximately $40 million, is payable on June 8, 2023, to shareholders of record at the close of business on May 25, 2023. The ex-dividend date is May 24, 2023.

Historical payment of dividends is not an indication that dividends will be paid on any future date. The Company has not implemented a formal policy on dividend distributions, and any future dividend payment is subject to Board approval.

Item 3.     Quantitative and Qualitative Disclosures About Market Risk

There have been no material changes to the disclosure under “Part I, Item 11. Quantitative and Qualitative Disclosures About Market Risk” included in our 2022 Form 20-F.

Item 4.      Controls and Procedures

There were no changes in our internal control over financial reporting during the three months ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II.     OTHER INFORMATION

Item 1.    Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business or its other business activities. Licenses are also subject to legal challenges by competitors seeking to annul awards made to the Company. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to the Company’s ongoing operations.

There have been no material developments to the litigation disclosed in our Annual Report on Form 20-F filed with the SEC on February 28, 2023, except as noted in “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)— Note 8. Commitments and Contingencies” included to the accompanying financial statements.

Item 2.    Unregistered Sales of Equity Securities and Use of Proceeds

Issuer Purchases of Equity Securities

No repurchases of common stock were made by or on behalf of the Company during the first quarter ended March 31, 2023.

On November 15, 2021, the Parent’s Board of Directors authorized a share repurchase program (the “Program”) pursuant to which the Company may repurchase up to $300 million of the Parent’s outstanding ordinary shares during a period of four years commencing on November 18, 2021. Since inception through March 31, 2023, the Company has repurchased $156 million (6.9 million shares) under the Program. At the Parent’s 2022 annual general meeting, the Parent’s shareholders granted authority to repurchase, subject to a maximum repurchase price, up to 20,338,793 of the Parent’s ordinary shares. This authority remains valid until November 9, 2023, unless previously revoked, varied, or renewed at the Parent’s 2023 annual general meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL GAME TECHNOLOGY PLC

/s/ Massimiliano Chiara
Name: Massimiliano Chiara
Title: Chief Financial Officer

Dated: May 9, 2023